As filed with the Securities and Exchange Commission on June 24, 2005

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) of the Securities Exchange Act of 1934

AMERITRADE HOLDING CORPORATION

(Name of Subject Company (issuer))

THE TORONTO-DOMINION BANK

(Name of Filing Person (offeror))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

03074K100
(CUSIP Number of Class of Securities)

Christopher A. Montague, Esq.
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2

with a copy to:

Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Joint press release announcing the transaction